UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of May 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

Paris, May 5th, 2010

SIGNING OF THE DEFINITIVE AGREEMENTS RELATIVE
TO THE VEOLIA TRANSPORT-TRANSDEV MERGER

▪	The merger of Veolia Transport and Transdev will create a worldwide leader in passenger transportation and sustainable mobility

▪	Veolia Environnement will be the industrial operator of the new group and Caisse des Dépôts a long-term strategic shareholder

▪	RATP will exchange its stake in Transdev for assets and thereby strengthen its international footprint as well as its French market coverage

▪	Balanced corporate governance will reflect the respective roles of Veolia Environnement and Caisse des Dépôts

▪	Strategic ambition will be reinforced by the targeted IPO of the combined entity twelve months after closing, subject to market conditions

▪	Notification to antitrust authorities and approval by the French Commission des Participations et des Transferts are required

Following the consultation of their respective employee representative bodies, Caisse des Dépôts and Veolia Environnement have signed the definitive agreements relative to the merger of Transdev and Veolia Transport. The proposed transaction aims at uniting both companies’ strengths on the growing market for mobility, with a strong ambition: to become the world reference in sustainable mobility.

Combining the two group’s complementary qualifications across all areas of mobility will allow the new entity to benefit from an extensive geographic coverage, to offer a comprehensive range of transportation services and to broaden its innovation capabilities in order to better address passengers’ and public authorities’ needs.

With 2009 pro forma revenues of €8.1bn (excluding the contribution of assets transferred to RATP), a presence in 28 countries and a workforce of about 117.000 employees, the new group will rank among world leaders in passenger transportation and sustainable mobility. Cash flows from operations amount to approximately €500m.

The combination should allow for an accelerated development of the new group based on the outstanding complementarity between Veolia Tranport and Transdev in terms of geographic presence, modal offering and operational expertise, while cost synergies should generate approximately €70m per year.

- 1/3 -

In line with the terms of the framework agreement announced on December 21, 2009, the new Veolia Transport-Transdev entity will be owned equally by Veolia Environnement (50%) and Caisse des Dépôts (50%). Prior to completing the transaction, Caisse des Dépôts will subscribe to a €200m capital increase by Transdev. Veolia Environnement will be the industrial operator of the new and Caisse des Dépôts a long-term strategic shareholder.

The buy-out of RATP’s 25.6% stake in Transdev will take the form of an exchange of selected French and international assets belonging to both Transdev and Veolia Transport. As a result, RATP will strengthen its international presence, notably in the UK, Italy and Switzerland, as well as in France. 2009 revenues of the assets transferred to RATP in exchange for its 25.6% stake in Transdev amount to c. €340m.

A balanced corporate governance will be set up and reflect the respective roles of Veolia Environnement and Caisse des Depots. Antoine Frérot, CEO of Veolia Environnement, will be Chairman of the new group, Joël Lebreton, CEO of Transdev, will be CEO and Cyrille du Peloux, CEO of Veolia Transport, will be Deputy CEO, in charge of operations and of the preparation of the Initial Public Offering (“IPO”).

The two shareholders’ objective is to list the new group within twelve months after closing, subject to market conditions. The new group’s IPO will take place through a capital increase, with the aim of providing it with the adequate financial means to pursue its growth strategy.

The merger of Veolia Transport and Transdev as well as RATP’s exit from Transdev’s capital are subject to authorization by the relevant antitrust authorities. The formal notification of the proposed transaction should occur in the coming weeks.

The transaction is also subject to the French government’s authorization after clearance by the French Commission des Participations et des Transferts.

Important disclaimer:

Veolia Environnement shall inform the markets of any further developments in the completion of the merger in accordance with applicable regulation.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

- 2/3 -

Conference call

Wednesday 5th of May, 2010 at 8.30 am (CET)

Phone number

+33 (0)1 70 99 43 03

+44 (0)20 7 806 1967

A replay is available from May 5th to May 12th, 2010

+33 (0)1 74 20 28 00
+44 (0)20 7111 1244
+1 347 366 9565

Code 9669284#

The slideshow can be downloaded on our website
http://www.veolia-finance.com

- 3/3 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 5, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini Name: Olivier Orsini Title: Secretary General